
10011966

CenturyALUMINUM

PERFORMANCE

The following line graph compares Century Aluminum Company's cumulative total return to stockholders with the cumulative total return of the S&P 500 Index, the Hemscott Index and the Morningstar Index during the period from December 31, 2004 through December 31, 2009. These comparisons assume the investment of $100 on December 31, 2004 and the reinvestment of dividends.

Comparison of Cumulative Total Return to Stockholders
December 31, 2004 through December 31, 2009

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
S&P 500 Index	100	105	121	128	81	102
Hemscott Index*	100	95	113	186	58	80
MorningStar Index	100	100	112	164	49	81
Century Aluminum Company	100	100	170	205	38	62


250
200
150
100
50
0
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Century Aluminum
S&P 500 Index
MorningStar Index
Hemscott Index

*The Hemscott Index is being phased out. Going forward, the Hemscott Index will be replaced by the Morningstar Index as part of the acquisition of Hemscott by Morningstar.

CORPORATE INFORMATION

Corporate Headquarters

Century Aluminum Company
2511 Garden Road, Building A, Suite 200
Monterey, CA 93940

Inquiries

Interested parties may contact the company at the address above or as indicated below:

In the United States: Toll Free 1-888-642-9300
Outside the U.S.: Call collect: 1-831-642-9300

Documents Available

Company documents, including the Form 10-K (filed with the Securities and Exchange Commission) and the company's Code of Ethics are available without charge upon request. Write or contact our corporate secretary at the address or telephone numbers above.

Electronic versions of these documents also are available on the company's website.

Stock Transfer Agent

Computershare Investor Services LLC
2 North La Salle Street
Chicago, IL 60602
Telephone 312-360-5375
Fax 312-601-4335

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222

Stock Trading Information

Century Aluminum common stock is traded on the NASDAQ. The ticker symbol is CENX.

2009	High	Low
First Quarter	$12.80	$1.04
Second Quarter	$ 8.39	$1.90
Third Quarter	$12.18	$4.70
Fourth Quarter	$16.90	$8.00

Century Aluminum common stock is also traded on the First North Market of the OMX Nordic Exchange Iceland hf. The certified advisors in Iceland are:

Atli B. Gudmundsson, Senior Manager-Corporate Finance, NBI hf.

Steingrimur Helgason, Director-Corporate Finance, NBI hf.

Forward-Looking Statements

This report contains forward-looking statements and actual results could be materially different. Various factors that could cause actual results to differ are described in the "Risk Factors" section and throughout Century's 2009 Form 10-K.

John P. O'Brien
Chairman of the Board

Logan W. Kruger
President and
Chief Executive Officer

CenturyALUMINUM

To Century Shareholders:

A historically turbulent year for the global economy, 2009 was particularly challenging for producers of commodity metals such as Century. Over the past 21 months, the price of aluminum on the London Metal Exchange has experienced unprecedented volatility, falling from nearly $3,300 per tonne in July 2008 to under $1,300 per tonne in February 2009. Recently, the price appears to have stabilized within a range of $2,000 to $2,300 per tonne.

During this unsettled period, our team responded decisively and aggressively to protect the value of our existing business and to preserve our options for developing Century's attractive growth opportunities.

2009 SIGNIFICANT EVENTS

- By the beginning of the second quarter, we had curtailed approximately 42 percent of Century's U.S. smelting capacity, representing 28 percent of our global capacity. The Ravenswood, West Virginia smelter was completely curtailed in February and one of the five potlines at the Hawesville, Kentucky smelter was curtailed in March. Despite this challenging environment, Century operated safely and effectively at all locations throughout the year.
- The Grundartangi, Iceland smelter shipped nearly 276,000 tonnes in 2009, about six percent above rated capacity.
- Century finalized a new, long-term, cost-based power contract for the Hawesville smelter in June.
- In September, we divested our 50 percent ownership in the Gramercy, Louisiana alumina refinery and the St. Ann, Jamaica bauxite mine.
- Nordural maintained limited activity levels at our greenfield smelter project site near Helguvik, Iceland throughout 2009. We are working toward a restart of major construction activity around the middle of the year.
- We took several actions to enhance the company's liquidity and financial flexibility. Through a series of exchange offers and a consent solicitation process, we retired $128 million of convertible notes with a 2011 put date and achieved important modifications in our senior debt indenture.

LONG TERM FUNDAMENTALS POSITIVE – NEAR-TERM UNCERTAINTIES REMAIN

Over the past few months we have seen a stabilization of LME aluminum prices in a range of $2,000 to $2,300 per tonne; this level is considered by some industry analysts to represent the current cash operating costs of the world's highest-cost smelters. Inventories appear to have plateaued at approximately twice normal levels. This supply overhang is presently being offset by a number of factors, the most significant of which may be financing transactions which limit physical access to metal. Should these contracts become less economically attractive, they could be terminated or allowed to expire at maturity, freeing up supply - which would require growth in underlying demand to contain stock levels.

Longer-term, experts forecast that aluminum pricing will be supported by continued economic growth in developing regions, the slow resumption of normal economic activity in developed countries and increasing global cost pressures, most notably for energy. Higher-cost producers will need to show discipline for the market to achieve and sustain balance. Supply growth in our industry should be limited by the scarcity of regions capable of providing access to long-term, cost-competitive power, the key operating cost for an aluminum smelter, as well as the increasing global focus on controlling carbon emissions. These trends will put increasing pressure on high-cost, low-efficiency smelters.

PROTECTING PRESENT VALUE – ENABLING FUTURE GROWTH

We continue to believe that well managed and relatively cost efficient U.S. smelters should have ongoing economic value. While 2009 was a year of retrenchment in the United States, we took positive steps toward facilitating sustained profitability. The agreement with Big Rivers Energy Corporation on a new long-term power agreement for the Hawesville smelter is critical for the plant's future. In addition, the team at Hawesville has done an exceptional job of identifying and implementing opportunities to reduce costs and enhance the competitiveness of the plant. In West Virginia, we are working with a number of constituents on competitive energy and labor agreements that may well support the restart of the Ravenswood smelter.

The Grundartangi smelter operated effectively in 2009, shipping a record 275,800 metric tons. Our business in Iceland ran normally despite the difficulties that Iceland has faced. Grundartangi's strong and steady performance is a direct reflection on Nordural's outstanding people. We are proud of this team and of the Grundartangi plant, which is among the world's most environmentally sustainable and cost competitive smelters.

We maintained limited but steady construction and engineering activity at our Helguvik greenfield smelter project throughout 2009. We are working toward a resumption of major construction activity on the first 90,000 tonne phase around mid-year. Helguvik is an outstanding, world-class project and we have assembled a skilled and experienced team to support timely and cost-effective construction and start-up phases.

A year ago in this letter we stated our near-term objectives of preserving the company's value during a severe economic dislocation while positioning the company for better times ahead. At each of our locations, our teams have worked tirelessly to accomplish this goal, and we are proud of their accomplishments. We appreciate the continued support of our shareholders, employees, customers, suppliers and other constituents who have contributed to our efforts during this challenging yet productive year.

Sincerely,



John P. O'Brien
Chairman of the Board



Logan W. Kruger
President and Chief Executive Officer

April 6, 2010